SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 Vital4, Raidiam, and RegSmart Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated November 1, 2019.
99.2 Boku Identity, Deep Labs, and TeleMessage Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated November 4, 2019.
99.3 Theresa Flores, Human Trafficking Survivor and Victims’ Advocate, to Keynote NICE Actimize ENGAGE 2019 Financial Crime Forum, Dated November 5, 2019.
99.4 NICE Integrations with Microsoft Teams to be Showcased at Microsoft Ignite, Dated November 8, 2019.
99.5 The Data Initiative and Financial Intelligence & Analytics Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated November 12, 2019.
99.6 NICE inContact Expands DEVone Partner Network with Australia-Based Lake Corporation, Dated November 18, 2019.
99.7 NICE Actimize Recognized for the Fifth Consecutive Year in the Chartis 2020 RiskTech100® Rankings for Overall Value and Innovation in Financial Crime, Dated November 19, 2019.
99.8 Independent Research Firm Finds 80 Percent of Business Leaders Consider Robotic Process Automation Important to Improving Customer Service Excellence, Dated November 25, 2019.
99.9 NICE Actimize Honored by Regulation Asia With Two Excellence Awards, Citing Innovation in Trade Surveillance, AI & Machine Learning, Dated November 27, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: December 3, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 Vital4, Raidiam, and RegSmart Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated November 1, 2019.
99.2 Boku Identity, Deep Labs, and TeleMessage Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated November 4, 2019.
99.3 Theresa Flores, Human Trafficking Survivor and Victims’ Advocate, to Keynote NICE Actimize ENGAGE 2019 Financial Crime Forum, Dated November 5, 2019.
99.4 NICE Integrations with Microsoft Teams to be Showcased at Microsoft Ignite, Dated November 8, 2019.
99.5 The Data Initiative and Financial Intelligence & Analytics Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated November 12, 2019.
99.6 NICE inContact Expands DEVone Partner Network with Australia-Based Lake Corporation, Dated November 18, 2019.
99.7 NICE Actimize Recognized for the Fifth Consecutive Year in the Chartis 2020 RiskTech100® Rankings for Overall Value and Innovation in Financial Crime, Dated November 19, 2019.
99.8 Independent Research Firm Finds 80 Percent of Business Leaders Consider Robotic Process Automation Important to Improving Customer Service Excellence, Dated November 25, 2019.
99.9 NICE Actimize Honored by Regulation Asia With Two Excellence Awards, Citing Innovation in Trade Surveillance, AI & Machine Learning, Dated November 27, 2019.